Via Facsimile and U.S. Mail
Mail Stop 6010

November 21, 2008

Mr. Eric Parsons
Chairman, President and Chief Executive Officer
StanCorp Financial Group, Inc.
1100 SW Sixth Avenue
Portland, OR 97204

Re: StanCorp Financial Group, Inc.
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2008
File No. 001-14925

Dear Mr. Parsons:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

19. Contingencies and Commitments, page 71

1. Please revise your contractual obligations table to include all insurance and policy holder fund payments you are obligated to make in the future. For those amounts that a payment may be claimed immediately, include them as "due within a year" and provide a footnote thereto. If you are unable to estimate when the payments may become due, tell us how you were able to estimate the amount of your obligations despite that fact. In addition, provide a footnote to explain the differences between the amounts presented here and the balance sheet.

Form 10-Q for the Quarterly Period Ended September 30, 2008

<u>Note 7 – Fair Value of Financial Instruments, page 15</u>

2. Please revise your disclosure to discuss the extent to which, and how, the information is obtained from the pricing services and used in developing the fair value measurements in the consolidated financial statements including:

   a. The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services;

   b. The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

   c. Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

   d. The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

   e. Whether the broker quotes are binding or non-binding; and

   f. The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant